FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 38113N103

Registered holders and beneficial owners of a company’s securities may elect annually to receive a copy of a company’s annual and interim financial statements and the corresponding management discussion and analysis (“MD&A”) to those statements.

If you wish to receive printed copies of the annual and quarterly interim financial statements and corresponding MD&A to those statements for Golden Oasis Exploration Corp. (the “Company”), please complete this form and return it to:

Golden Oasis Exploration Corp.
Suite 750, 580 Hornby Street, Box 113
Vancouver, British Columbia
Canada V6C 3B6

[ ]	Please send me ONLY the audited financial statements and the annual MD&A.

[ ]	Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements.

[ ]	Please send me BOTH the audited financial statements and quarterly interim financial statements and the corresponding MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company’s previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

Please complete the following:

Preferred Method of Communication:
[ ] Mail [ ] E-mail [ ] Facsimile
Name of Shareholder (please print)

E-mail Address (if applicable)
Name and title of person signing if different from name above

Facsimile Number (if applicable)

Street Address

City Province/State Postal/Zip Code

I certify that I am a registered or beneficial shareholder
of the Company:

Date:
Signature

Delivery of the information provided in this form to the Company will be deemed to be consent to the Company to collect such information and use it for the purpose stated above. You will be further deemed to have consented to the Company disclosing such information to third party service providers who provide, from time to time, mail and delivery services for the Company.